MOL HUNGARIAN OIL AND GAS PLC.

Finance

03007103

5th February, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SUPPL

03 MAR -4 AM 7:21

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Nyrt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Enclosure

dlw 3/6

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

5 February, 2003

MOL Plc. sold its majority interest in gas retailer Gerecsegáz Rt.

As a new step in its divestiture strategy MOL Hungarian Oil and Gas Plc. hereby announces that it has sold its 50.11 percent holding in Gerecsegáz Rt. to Turulgáz Rt. The book value of the interest as of December 31, 2002 was HUF 154.6 million, the purchase price is HUF 175 million. Closing of the transaction and payment of the full consideration is subject to approval of the shareholders of Turulgáz Rt.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924